INSIDER TRADING POLICY

Trading securities of a publicly-traded company based on material, inside information is against the law, and the consequences for doing so are severe. They may include criminal penalties and prison for individuals who trade on inside information or tip information to others, and civil and criminal penalties for EA itself. This policy applies to all EA employees, consultants, contractors, and directors.

OUR POLICY
If you have material, non-public information about EA, you may not (1) buy, sell, gift or transfer EA securities (i.e., EA common stock, EA debt or any other security issued by EA) or (2) share that information with others.

This policy applies equally to trading securities of another company, if you have material, non-public information about that company that you possess because of EA’s business relationship with that other company.

Material Information
“Material information” is any information – positive or negative – that a reasonable investor would consider important when making a decision to buy or sell securities. For example, this may include and is not limited to:

•earnings results;
•significant financial data;
•mergers, acquisitions, tender offers, and joint ventures;
•significant new products;
•acquisition or loss of a significant contract;
•changes in executive management or changes in control of EA;
•significant cybersecurity incidents;
•initiation of, and developments in, significant litigation; and
•developments affecting EA’s securities, such as offerings or repurchases.

Tipping Information to Others
“Tipping” means sharing material, non-public information with people inside or outside EA that may motivate them to trade EA securities. Think of it as “passing on a tip.” Tipping is illegal.

To avoid tipping, you should not make an unauthorized disclosure of EA confidential or non-public information to any EA business partner, vendor or investor. In addition, you should not discuss
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confidential or non-public information about EA or EA’s business partners with your family or friends, or with other EA employees who do not need to know such information in order to perform their jobs.

Transactions by Family Members
These restrictions apply to anyone who lives in your household, transactions by family members that do not live in your household but whose transactions you directly influence or control, and transactions by entities that you influence, control or manage. You are responsible for ensuring that they comply with this policy.

Participation in Online Forums
You may not discuss EA or EA securities in any online forum that focuses on investment or trading in public company securities or post information regarding EA securities on your personal blog or webpages. These include blogs, chat rooms, message boards, webpages and other sites where individuals can post or share comments.

Derivative Transactions, Hedging and Pledging of EA Securities
You may not enter into any hedging transaction with EA’s securities, buy EA securities on margin, or otherwise trade in any derivative of EA securities (including put and/or call options, swaps, forwards or futures contracts, short sales or collars).

Directors and Section 16 Officers may not pledge EA securities as collateral for a loan. Other employees must receive pre-clearance from EA’s Chief Legal Officer prior to pledging EA securities as collateral for a loan.

EA’S TRADING WINDOW
Because of their regular access to material, non-public information, EA limits the time period during which its directors, officers and certain EA employees identified by EA’s Chief Legal Officer (“Insiders”) may trade EA securities. This period is called the trading window. Insiders may trade EA securities only when the trading window is open and if the Insider does not possess material, non-public information. Generally, the trading window is closed from the first day of the last month of each quarter until at least one complete “open market” day after public release of EA’s quarterly earnings report. In addition, EA may impose additional “blackout” periods during which Insiders may not buy or sell EA’s securities.

Pre-Clearance of Trades by Insiders during Open Trading Window
Insiders who are Directors or who have a rank of Senior Vice President or above must obtain the prior approval of EA’s Chief Legal Officer before transacting in EA securities.

Insiders below the rank of Senior Vice President do not need to obtain the prior approval of EA’s Chief Legal Officer before transacting in EA securities, unless otherwise notified by the Chief Legal Officer. If you are notified, you must obtain the prior approval of EA’s Chief Legal Officer before transacting in EA securities.

Exemptions
EA’s Chief Legal Officer may, on a case by case basis, authorize a transaction in EA’s securities outside of the trading window if the Insider can demonstrate that they do not possess material non-public information at that time. It is expected that an exemption will be made only under very limited circumstances and at the sole discretion of the Chief Legal Officer.

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EA may permit Insiders to transact in EA securities pursuant to approved trading plans established under Rule 10b5-1 of the Securities Exchange Act of 1934. If you wish to establish this type of trading plan, you must first receive permission from EA’s Chief Legal Officer.

COMPLIANCE
Failure to comply with this policy may lead to discipline, including termination of your employment. If you have questions about specific transactions, please contact the Stock Administration Department. If you have general questions regarding this policy, please contact the EA Legal representatives listed below. EA prohibits retaliation against any employee for raising concerns in good faith and with reasonable belief.

EA may engage in transactions in its own securities. EA will comply with all applicable securities and state laws while engaging in transactions in its securities.

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